Exhibit 4.8

August 13, 2009

Millar Western Forest Products Ltd.

16640 – 111th Avenue

Edmonton, Alberta

T5M 2S5

Attention:	Mr. Mac Millar, President & CEO
Mr. Kevin Edgson, Chief Financial Officer

Dear Sirs:

We refer to the facility letter dated December 29, 2006 (the “Initial Facility Letter”), the first supplemental facility letter dated September 12, 2007 (the “First Supplemental Facility Letter”), the second supplemental facility letter dated March 26, 2008 (the “Second Supplemental Facility Letter”) and the third supplemental facility letter dated April 22, 2008 (the “Third Supplemental Facility Letter” and together with the Initial Facility Letter, the First Supplemental Facility and the Second Supplemental Facility, the “Existing Facility Letters”) issued by HSBC Bank Canada (the “Bank”) to Millar Western Forest Products Ltd. (the “Borrower”) and confirm the renewal of the Loans on the terms and conditions set forth in the Existing Facility Letters, subject to the following amendments, and which amendments shall become effective on the date of acceptance of this fourth supplemental facility letter:

1.	CREDIT FACILITIES:

1.1.	Operating facility in the principal amount of Cdn.$50,000,000 (the “Operating Loan”), which shall be available in Canadian Dollars, or U.S. Dollars to a maximum of the lesser of US$40,000,000 or the U.S. Dollar Equivalent of Cdn.$50,000,000, or any combination thereof, and shall also include a bank guarantee facility in the principal amount of Cdn.$50,000,000 or the U.S. Dollar Equivalent thereof (the “B/G Sub-Facility”) and a demand revolving import line in the increased principal amount of $400,000 (the “Import Loan Sub-Facility”), provided that the aggregate of all Canadian Dollar advances and the Canadian Dollar Equivalent of all U.S. Dollar advances outstanding under the Operating Loan together with the face amount of all Canadian Dollar bank guarantees or letters of credit and the Canadian Dollar Equivalent of all U.S. Dollar bank guarantees or letters of credit issued and outstanding under the B/G Sub-Facility and the face amount of all outstanding documentary credits under the Import Loan Sub-Facility, shall at no time exceed Cdn.$50,000,000;

HSBC Bank Canada

Vancouver Main Branch, Suite 200 - 885 West Georgia Street, Vancouver, BC. V6C 3G1

Tel: (604) 685-1000    Fax: (604) 641-1808

1.2.	MasterCard facility in the principal amount of Cdn.$400,000 (the “MasterCard Facility”); and

1.3.	demand foreign exchange contract line of US$120,000,000 in respect of which the exchange risk limit is the equivalent of Cdn.$l8,144,000 (the “F/X Facility”),

(collectively, the “Loans”).

2.	PURPOSE:

The Import Loan Sub-Facility shall be used to assist in financing one existing documentary credit obligation of the Borrower.

3.	REPAYMENT:

3.1.	Section 7.1.2 (the Maturity Date) of the Initial Facility Letter as amended is hereby further amended by deleting “May 31, 2010” and replacing it with “May 31, 2011”.

3.2.	All amounts paid by the Bank under the documentary credits issued pursuant to the Import Loan Sub-Facility shall be repaid and all liabilities of the Bank under the documentary credits shall be satisfied by the Borrower on demand by the Bank and, unless and until otherwise demanded, drawings under the documentary credits shall be paid by the Borrower as they become due. In particular and without limitation, a counter-indemnity (the “Counter-indemnity”) was issued by the Bank related to lost shipping documents.

4.	INTEREST AND FEES:

4.1.	Interest shall be repaid on the daily balance of principal outstanding under the Operating Loan on the same terms and conditions set forth in Section 8 (Interest and Fees) of the Initial Facility Letter, as amended hereby.

4.2.	Section 8.1 of the Initial Facility Letter as amended (Operating Loan) is hereby further amended by deleting the two references, with respect to the Bank’s Prime Rate, to “plus four-fifths of one percent (0.80%) per annum” and replacing them with “two and one-quarter of one percent (2.25%) per annum” and the two references, with respect to the Bank’s U.S. Base Rate, to “plus four-fifths of one percent (0.80%) per annum” and replacing them with “two and one-quarter of one percent (2.25%) per annum”;

4.3.	Section 8.2 of the Initial Facility Letter as amended (LIBOR Advances) is hereby further amended by deleting the reference to “2.30% per annum above LIBOR” and replacing it with “3.75% per annum above LIBOR”;

4.4.	Section 8.3.2 of the Initial Facility Letter as amended (standby fee) is hereby further amended by deleting the reference to “0.50% per annum” and replacing it with “1.0% per annum”;

4.5.	Section 8.3.4 of the Initial Facility Letter as amended (bank guarantees) is hereby amended by deleting the reference to “1.0% per annum” and replacing it with “1.50% per annum”;

4.6.	Section 8.3.5 of the Initial Facility Letter as amended and the related provision, namely section 6.2 of the Schedule to the Initial Facility Letter (stamping fees for Bankers’ Acceptances), are hereby further amended by deleting the references to “2.05% per annum” and replacing them with “3.50% per annum”;

4.7.	Interest on any amount drawn under the documentary credits in Canadian dollars or U.S. dollars shall be payable at the rate and in the manner set out in Section 8.1 of the Initial Facility Letter as amended. Any amounts drawn under documentary credits (and under the Counter-Indemnity) in any other currency shall be converted to Canadian dollars and interest shall be payable at the rate and in the manner set out in the said Section 8.1.

4.8.	In addition to the fees payable by the Borrower under the Existing Facility Letters, the Borrower shall also pay to the Bank the sum of Cdn.$ 100,000 as a non-refundable set-up and application fee in respect of the renewal of the Loans and the amendments set forth in this fourth supplemental facility letter which shall be deemed to be earned upon issuance, and payable upon acceptance of this fourth supplemental facility letter.

5.	MARGIN REQUIREMENTS:

Section 6.1.5(a) shall be added immediately below Section 6.1.5 in the Initial Facility Letter as follows:

“6.1.5(a)	100% of the aggregate face amount of all documentary credits issued and outstanding under the import Loan Sub-Facility (including accepted documentary credits under usance terms);”.

6.	CONDITIONS PRECEDENT:

It shall be a condition precedent to the renewal of the Loans that the Bank shall have received in form and substance satisfactory to the Bank and its solicitors:

6.1.	this fourth supplemental facility letter executed by the Borrower;

6.2.	confirmation that the Borrower is in compliance with the terms and conditions of the Existing Facility Letters, as amended by this fourth supplemental facility letter; and

6.3.	receipt of December 31, 2008 finalized audited year end financial statements for the Borrower (on hand and satisfied).

7.	CONDITIONS OF LOAN:

Section 11 of the Initial Facility Letter, as amended, shall be deleted and replaced with the following:

“11.1	the Borrower shall at all times maintain the Margin Requirements specified above;

11.2	the Borrower shall not, without the prior written consent of the Bank:

11.2.1	permit its Working Capital Ratio to at any time be less than 1.50:1.0, such ratio to be tested quarterly or more frequently as determined by the Bank but no more than monthly, calculated in accordance with GAAP applied on a consistent basis and where, for greater certainty, the definition of Working Capital Ratio from the Initial Facility Letter is recited below:

“Working Capital Ratio” means at any time, the ratio of the Borrower’s consolidated current assets (less prepaids and for greater certainty bush logs are to be included in current assets) to its consolidated current liabilities calculated in each case in accordance with GAAP, but in any event, including in current liabilities all amounts outstanding under the Loans other than for Letters of Credits which are issued in respect of current liabilities, and excluding from current assets all prepaid expenses;

and where the loans of approximately $2,000,000 made by the Borrower to its vice-presidents used to purchase outstanding promissory notes and related notes payable of the Borrower are not to be excluded from current assets;

11.2.2	at any time until May 31, 2010, permit the amount advanced and outstanding under the Operating Loan (including outstanding bank guarantees or letters of credit under the B/G Sub-Facility) at any time be greater than the Borrowing Base less $5,000,000; provided that on or about May 31, 2010, the Bank shall have the right to review the said $5,000,000 margin surplus and if required in its discretion, to require that the Borrower increase such surplus by $5,000,000 such that the $5,000,000 in the initial paragraph in this Section 11.2.2 shall be deemed to read $10,000,000;

11.2.3	sell, lease, assign, transfer or otherwise dispose of or enter into any agreement to sell, lease, assign, transfer or dispose of its saw and pulp mills (ie. the Boyle, Alberta and White Court Alberta mills) including the related land and any structures and fixtures upon such related land so that the mills remain at all times in operating condition, whether now owned or hereafter acquired;

11.2.4	incur any additional indebtedness for borrowed money other than firstly by way of the indebtedness outstanding under the Senior Notes as at the date of this Facility Letter, and- secondly by way of indebtedness to a maximum of $25,000,000 (“Other Permitted Indebtedness”) which shall include indebtedness secured by Purchase Money Liens to the extent such Purchase Money Liens are Permitted Liens;

11.2.5	redeem, purchase or prepay any of the Senior Notes except that the Borrower shall have the option to utilize up to an aggregate of $25,000,000 of the Operating Loan to redeem, purchase or prepay the Senior Notes;

11.2.6	amend or permit any amendments to be made to the Forest Management Agreements;

11.2.7	create any Subsidiaries unless concurrent with their creation, such Subsidiaries grant to the Bank a guarantee of the Loans and a first priority security interest over any such Subsidiaries’ present and after acquired personal property and such amendments are made to the Facility Letter on account of the creation of such Subsidiaries as determined by the Bank acting reasonably;

11.2.8	permit any terms and conditions of the Senior Notes to be in default;

11.2.9	take or refrain from taking any other action that would cause any of the representations and warranties of the Borrower under this Facility Letter to be false or misleading;

11.2.10	except for Permitted Encumbrances, grant or allow any Lien whether fixed or floating, to be registered against or exist on any of its assets;

11.2.11

declare or pay dividends on any class or kind of its shares, repurchase or redeem any of its shares or reduce its capital in any way whatsoever or repay any shareholders’ advances, or make loans, provide financial assistance or become guarantor or endorser or otherwise become liable upon any note or other obligation other than in the normal course of business of the Borrower, or make any investments, acquisitions, asset purchases other than current assets whether inter-company or otherwise unless:

(a)	amounts then outstanding under the Operating Loan (including the Canadian Dollar Equivalent of any bank guarantees or documentary credits) are equal to or are less than $25,000,000 and the amount then advanced and outstanding under the Operating Loan (including outstanding bank guarantees or letters of credit under the B/G Sub-Facility) shall be not greater than the Borrowing Base less $15,000,000;

(b)	the aggregate of any such dividends, repurchases, redemptions, repayments, loans, financial assistance, guarantees, incurrences of liability, investments, acquisitions or asset purchases are for less than the Borrower’s operating earnings for the previous four fiscal quarter period; and

(c)	there then exists no Event of Default or the making of any such dividends, repurchases, redemptions, repayments, loans, financial assistance, guarantees, investments, acquisitions or asset purchases will not create an Event of Default;

provided that this negative covenant set out in this Section 11.2.11 shall not apply unless the Borrower is at the time such dividend, repurchase, redemption, repayment, loan, financial assistance, guarantee, incurrence of liability, investment, acquisition or asset purchase is made, then indebted to the Bank under the Operating Loan or the making of any such dividends, repurchases, redemptions, repayments, loans, financial assistance, guarantees, incurrences of liability, investments, acquisitions or asset purchases causes the Borrower to then be indebted to the Bank under the Operating Loan, by way of direct advances or utilization of the B/G Sub-Facility;

11.2.12	amalgamate, merge or enter into any similar proceedings with or permit any reorganization or Change of Ownership of the Borrower; or

11.2.13	change its name without providing the Bank with prior written notice thereof and promptly taking other steps, if any, as the Bank reasonably requests to permit the Bank to perfect the Security Documents with respect to the change of name.

8.	FINANCIAL STATEMENTS AND REPORTS:

Section 12.2.2 of the Initial Facility Letter shall be deleted and replaced with the following:

“12.2.2	compliance certificate in respect of the Financial Covenants in a form acceptable to the Bank;”.

9.	LAPSE AND CANCELLATION:

This fourth supplemental facility letter shall lapse and all obligations of the Bank hereunder and in respect of renewal of the Loans shall cease, all at the option of the Bank, if in the opinion of the Bank there exists a material adverse change in the financial conditions of the Borrower or the conditions precedent hereunder have not been met and in accordance with this fourth supplemental facility letter by not later than August 28, 2009.

10.	SCHEDULE TO THE INITIAL FACILITY LETTER:

Section 8.54 of the Schedule to the Initial Facility Letter (definition of “Threshold Borrowing/Margin Surplus Level”), as amended, shall be deemed to be deleted hereby.

11.	COUNTERPARTS:

This fourth supplemental facility letter may be executed in one or more counterparts, by telecopier or otherwise, all of which taken together shall constitute one and the same original fourth supplemental facility letter.

12.	APPLICATION OF FOURTH SUPPLEMENTAL FACILITY LETTER

The terms and conditions set forth in this fourth supplemental facility letter shall become in force and effect upon satisfaction of the conditions precedent set forth in Section 5 above.

Unless otherwise defined herein, all the words capitalized in this fourth supplemental facility letter shall have the meanings ascribed to such terms in the Existing Facility Letters.

The Existing Facility Letters shall henceforth be read and construed in conjunction with this fourth supplemental facility letter and shall be deemed to be amended and supplemented hereby, but only to such extent as may be necessary to give full force and effect to the provisions hereof. Nothing contained in this fourth supplemental facility letter shall in any way prejudice or derogate from any provision contained in the Existing Facility Letters, except to the extent that any provision of this fourth supplemental facility letter may be inconsistent or conflict with any provision of the Existing Facility Letters, in which case the provisions hereof shall prevail, but save as aforesaid the Existing Facility Letters and all the terms, covenants and conditions thereof, shall be and continue to be in full force and effect as extended, supplemented and amended hereby.

Without limiting any of the foregoing, the Borrower acknowledges and agrees that there shall not, by virtue of any amendments to the Existing Facility Letters or the Loans effected hereby, be deemed to have been any refinancing, repayment, extinguishment or novation of any indebtedness, obligation or liability of the Borrower existing at the date of the issuance of this fourth supplemental facility letter.

Kindly acknowledge and confirm your agreement to and acceptance of the foregoing terms and conditions by returning the enclosed duplicate copy of this letter executed by the Borrower by not later than August 28, 2009.

Yours very truly,
HSBC BANK CANADA

By:	/s/ Cory M. Bailey	By:	/s/ Paul Irving
	Cory M. Bailey,		Paul Irving,
	Assistant Vice President Commercial Banking		Vice President Commercial Banking

— — — — — — —

AGREED TO AND ACCEPTED THIS 21 DAY OF Aug, 2009.

THE BORROWER:

MILLAR WESTERN FOREST PRODUCTS LTD.

Per:	/s/ Kevin Edgson